November 27, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         ING Funds Trust

SEC File Nos.  333-59745; 811-08895

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on November 15, 2012, for Post-Effective Amendment No. 57 filed on or about October 4, 2012, to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING FLOATING RATE FUND PROSPECTUS

1.

Comment:

The Staff requested confirmation that all contracts and waiver agreements will be made a part of the filing.

Response:

The Registrant confirms that all contracts and waiver agreements will be filed as part of the Registration Statement.

2.

Comment:

In reviewing the Fund’s March 31, 2012, annual report, the Staff noted that the Fund’s expense ratio for each share class are all 1 basis point higher than the Fund’s stated expense limitation agreement.  The Staff asked that the Registrant explain the difference between the expense ratio and the expense limitation and include the specific expense from the Fund’s Statement of Operations that would not have been included in the expense limitation agreement.

Response:

The Fund’s annual report reflected net expense ratios 1 basis point higher than the Fund’s stated expense limitation agreement due to interest expense.  The Fund’s expense limitation agreement does not extend to interest, taxes, brokerage commissions, other investment related costs, extraordinary expenses, fees and expenses of borrowings, and Acquired Fund Fees and Expenses. The specific expenses from the Fund’s 3.31.2012 Statement of Operations are Commitment & Structuring fees, both are related to the Fund’s Line of Credit.

STATEMENT OF ADDITIONAL INFORMATION

3.

Comment:

The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 27, 2012

with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:

The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

November 27, 2012

Very truly yours,

/s/ Paul A. Caldarelli

________________________

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

November 27, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         ING Funds Trust

SEC File Nos.  333-59745; 811-08895

Dear Mr. Thompson:

ING Funds Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_______________________

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:

Jeffrey S. Puretz, Esq.

Dechert LLP